# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D. C. 20549**

## FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2005**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _________ to _________**

**Commission file number: 1-15062**



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**TWC SAVINGS PLAN**
290 Harbor Drive
Stamford, Connecticut 06902

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Time Warner Inc.
One Time Warner Center
New York, New York 10019

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

TWC Savings Plan

Years ended December 31, 2005 and 2004
with Report of Independent Registered Public Accounting Firm

TWC Savings Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2005 and 2004

## Contents

# Report of Independent Registered Public Accounting Firm

Administrative Committee
TWC Savings Plan

We have audited the accompanying statements of net assets available for benefits of the TWC Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

Charlotte, North Carolina
June 20, 2006

## TWC Savings Plan

## Statements of Net Assets Available for Benefits

| | December 31, | |
|---|---|---|
| | **2005** | **2004** |
| | *(In Thousands)* | |
| Investment in Time Warner Defined Contribution Plans Master Trust (Notes 1 and 3) | **$ 759,626** | $ 689,069 |
| Contributions receivable: | | |
| Employer | **766** | 641 |
| Participants | **1,312** | 1,084 |
| Loans to participants | **28,367** | 24,479 |
| Other assets | **57** | 34 |
| Net assets available for benefits | **$ 790,128** | $ 715,307 |

*See accompanying notes.*

TWC Savings Plan

Statements of Changes in Net Assets Available for Benefits

| | Year ended December 31, | |
|---|---|---|
| | **2005** | **2004** |
| | *(In Thousands)* | |
| Net assets available for benefits at beginning of year | **$ 715,307** | $ 612,652 |
| **Changes in net assets** | | |
| Net investment gain from Time Warner Defined Contribution Plans Master Trust (Notes 1 and 3) | **15,425** | 47,427 |
| Contributions: | | |
| Employer, net of forfeitures | **39,444** | 33,558 |
| Participant, including rollovers | **70,469** | 58,814 |
| Interest income | **1,419** | 1,217 |
| Participants withdrawals | **(50,316)** | (37,776) |
| Administrative expenses | **(1,544)** | (548) |
| Other | **(76)** | (37) |
| Net change | **74,821** | 102,655 |
| Net assets available for benefits at end of year | **$ 790,128** | $ 715,307 |

*See accompanying notes.*

TWC Savings Plan

Notes to Financial Statements

December 31, 2005

## 1. Description of the Plan

The following description of the TWC Savings Plan (the "Plan") provides only general information. A more complete description of the Plan's provisions is provided in the Plan documents, as amended, and the summary plan description/prospectus. The Plan is a defined contribution profit sharing plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

## General

Since June 18, 2004, the Plan has been sponsored by Time Warner Cable Inc. Prior to that date, the Plan was sponsored by Time Warner Entertainment Company, L.P. ("TWE"). The Plan is a participating plan in the Time Warner Defined Contribution Plans Master Trust (the "Master Trust"). The Plan generally covers eligible employees of Time Warner Cable Inc. and certain of its subsidiaries and affiliates (collectively, "TWC").

Generally, employees of TWC eligible to participate in the Plan are non-union and certain union employees with a minimum of three months of employment with TWC. Upon working one year and at least 1,000 hours of service, participants in the Plan begin to receive company matching contributions.

The Plan permits eligible employees to contribute on a pre-tax contribution basis.

Participants are allowed to transfer amounts from certain other tax qualified plans to the Plan ("Rollovers"). Rollovers are included as participant contributions in the Statements of Changes in Net Assets Available for Benefits.

The Plan provides for multiple investment funds (the "Investment Funds") made available through the trustee, Fidelity Management Trust Company ("Fidelity") pursuant to the Master Trust arrangement to which contributions are made, from which benefit disbursements are paid, and in which investments are held. Participants may change their investment options as often as they desire.

Separate accounts are maintained for each participant's interest in the various Investment Funds offered under the Plan. The participants' accounts are credited with their own and TWC contributions and earnings and losses thereon. Investment earnings are allocated to the participants' accounts based on their proportionate interest in the separate funds.

## 1. Description of the Plan (continued)

Beginning in the third quarter of 2005, Time Warner Inc. ("Time Warner") started paying a regular quarterly cash dividend of $0.05 per share of Time Warner common stock. The dividend is paid on the shares of Time Warner common stock held, as of the record date, in the Time Warner Inc. Stock Fund, maintained in the Master Trust. The cash dividend on these shares is added to the assets of the Time Warner Inc. Stock Fund and is reflected in the net asset value of Plan participants' units in the Time Warner Inc. Stock Fund and recorded as investment income.

The Plan is administered by a committee ("Administrative Committee") appointed by Time Warner Cable Inc. Prior to June 2004, TWE appointed the Administrative Committee. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.

### Contributions

The Plan provides that the minimum participant contribution is 2% of the participant's eligible compensation (including overtime, shift differentials and commissions, excluding bonuses and incentive compensation). The maximum contribution was 16% of eligible compensation until August 2004 when it was increased to 30% of eligible compensation. Contributions of participants who are considered highly compensated based on compensation in the prior calendar year are limited. Participants receiving compensation in excess of $90,000 in 2004 were considered highly compensated for the 2005 Plan year. Highly compensated participants could contribute from 2% to 7% of eligible compensation in 2005 and 2% to 6% in 2004. The maximum annual compensation used for determining participant contributions is also limited by the annual limit established by the Internal Revenue Code of 1986 (the "Code"), subject to adjustment as permitted under the Code. TWC will generally contribute two dollars to a participant's account for every three dollars the participant contributes through payroll deductions for the first 10% of a participant's eligible compensation contributed to the Plan. TWC has the right in any year to set the maximum amount of the employer contribution.

## 1. Description of the Plan (continued)

### Vesting

Participant contributions and earnings thereon are 100% vested. TWC contributions and earnings thereon vest as follows: 25% after two full years of service; 50% after three full years of service; 75% after four full years of service; and 100% after five full years of service.

The employee's interest in TWC contributions becomes fully vested upon death, retirement at normal retirement age, total disability, termination of the Plan or certain other events. All forfeitures become immediately available to offset TWC contributions or may be used to pay Plan expenses. Forfeitures were approximately $797,000 and $737,000 at December 31, 2005 and 2004, respectively. If an individual is reemployed and repays the amounts that have been withdrawn upon termination within five years of the withdrawal, TWC will reinstate any forfeitures as a result of the termination. Although TWC has not expressed an intent to terminate the Plan, it may do so at any time.

### Payment of Benefits

On termination of service, a participant may receive a lump-sum amount or cash installments equal to the vested value of his or her account, or periodic installments over a period not exceeding his or her life expectancy or the joint and last survivor expectancy of the participant and the participant's beneficiary. Prior to March 28, 2005, a terminated employee whose vested account balance did not exceed $5,000 received a lump sum distribution in cash from all funds in which the employee participated except for the Time Warner Inc. Stock Fund. Effective March 28, 2005, the de minimis distribution amount was reduced from $5,000 to $1,000. Distribution of the vested portion of the participant's Time Warner Inc. Stock Fund will be made in cash or in shares of Time Warner common stock at the participant's election.

### Participant Loans

The Plan provides that participants may borrow from their vested account balances. The amount of the loan cannot be less than $1,000 or more than $50,000. Loans must be repaid through payroll deduction or by check if payroll deductions are not available. The one-time loan setup fee and the quarterly maintenance fee charged to the Plan are deducted from the

### 1. Description of the Plan (continued)

participant's fund accounts for each loan. Loans are recorded at principal amounts and are treated as transfers between the Investment Funds and the participant loan fund. Interest rates are fixed at the time of the loan at the prime rate plus 1%. Interest rates as of both December 31, 2005, and December 31, 2004, range from 4.75% to 11.00%.

### 2. Summary of Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Certain administrative costs are charged directly to the Plan. All other administrative costs are paid by TWC.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain 2004 amounts have been reclassified to conform to the current year presentation.

### 3. Investments

The assets of the Plan are primarily held in the Master Trust, a trust maintained for a collective investment of the assets of several qualified defined contribution plans sponsored by Time Warner or its affiliates.

On February 8, 2005, the Investment Committee for the Plan approved a new set of Investment Funds under the Master Trust, applicable to all of the participating plans therein, including the Plan. The new Investment Funds became effective in September 2005 and consist of four asset allocation funds, nine core actively managed funds (four of which were included in the prior set of funds: Time Warner Inc. Stock Fund, Capital Preservation Fund, Dodge & Cox Stock Fund and Fidelity Aggressive Growth Equity Fund), four core index funds and a mutual fund window (a self-directed brokerage account) that replaced the mutual funds that had been available as Investment Funds. Some of these Investment Funds are managed as separate accounts. The underlying investments held in these separate accounts are included in the Statements of Net Assets Available for Benefits.

**3. Investments (continued)**

Prior to September 2005, the Investment Funds under the Master Trust included certain mutual funds and eleven core investment funds maintained by the trustee, including several equity funds, a balanced fund, a stable value fund, a money market fund, a fund primarily invested in Time Warner common stock and a growth and income mutual fund.

The beneficial interests of the Plan in the Master Trust at December 31, 2005 and 2004, used to allocate investment income/loss, gains and losses and certain expenses to the Plan, are 17.31% and 16.29%, respectively.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Investments are recorded by the Master Trust on a trade date basis at fair value. Investments in securities and mutual funds that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in Fidelity commingled trust funds are valued at unit values as reported by Fidelity and its affiliates, and investments in non-Fidelity commingled trust funds are valued at unit values as reported to Fidelity by each fund company managing such trusts. The Capital Preservation Fund may include guaranteed return insurance company contracts and synthetic investment contracts. The guaranteed return insurance company contracts are benefit responsive and are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. A synthetic investment contract is an agreement under which the Master Trust purchases debt obligations (such as fixed-income asset-backed and mortgaged-backed securities) and then contracts with a financial institution to provide for liquidity and an adjustable rate of return thereon (called a "wrapper") which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest. As such, synthetic investment contracts are recorded at contract value. The fair value of the underlying securities of the synthetic investment contracts in the Master Trust was $645.8 million and $421.5 million as of December 31, 2005 and 2004, respectively. There are no reserves against contract values for credit risk of contract issuers or otherwise.

**3. Investments (continued)**

Interest income in the Capital Preservation Fund is accrued at the weighted-average return of the individual fund investments, net of investment management and certain administrative fees (the "Crediting Rate"). The Crediting Rate is calculated daily and was 4.1% and 4.4% at December 31, 2005 and 2004, respectively. The average annualized yield of the Capital Preservation Fund was 4.3% and 4.6% for the years ended December 31, 2005 and 2004, respectively.

The Master Trust, through its investment managers, invests in a variety of investments. Certain investment managers retained by the Master Trust are authorized to use derivative financial instruments, either directly or within a commingled fund structure, with established guidelines. Financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield enhancement. The derivative transactions are marked-to-market; therefore, no gains or losses are deferred. All net investment activity is reported in the Statements of Changes in Net Assets Available to Participating Plans. The types of derivative financial instruments held by the Master Trust include foreign currency contracts, swaps, futures and options. In 2005, the Master Trust held less than 1% of the total market value of its investments in derivatives.

## 3. Investments (continued)

The net assets available to participating plans in the Master Trust are summarized below:

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| | *(In Thousands)* | |
| Investments, at fair value: | | |
| Commingled trust funds | **$ 1,465,924** | $ 1,584,258 |
| Time Warner common stock | **708,772** | 861,454 |
| Other domestic common stocks | **362,838** | – |
| Foreign common stocks | **19,925** | – |
| Preferred stocks | **2,664** | – |
| Synthetic investment contracts | **651,016** | 414,339 |
| Mutual funds | **855,222** | 1,364,914 |
| U.S. government and agency securities | **172,029** | – |
| Bonds, notes and debentures | **162,156** | – |
| Cash, cash equivalents and temporary investments | **90,187** | 8,578 |
| Total investments | **4,490,733** | 4,233,543 |
| Accrued investment income and other assets | **12,794** | 1,732 |
| Total assets | **4,503,527** | 4,235,275 |
| Total liabilities | **116,395** | 5,258 |
| Net assets available to Participating Plans | **$ 4,387,132** | $ 4,230,017 |

## 3. Investments (continued)

During the years ended December 31, 2005 and 2004, net investment gain of the Master Trust was as follows:

| | Year ended December 31, | |
|---|---|---|
| | **2005** | **2004** |
| | *(In Thousands)* | |
| Investment income, net of fees | **$ 60,972** | $ 40,610 |
| Net realized and unrealized appreciation (depreciation) in fair value of investments: | | |
| Commingled trust funds | **118,599** | 110,078 |
| Time Warner common stock | **(86,755)** | 60,919 |
| Other domestic common stocks | **10,461** | – |
| Foreign common stocks | **(366)** | – |
| Preferred stocks | **(133)** | – |
| Mutual funds | **55,338** | 85,644 |
| U.S. government and agency securities | **(709)** | – |
| Bonds, notes, and debentures | **(1,242)** | – |
| Cash, cash equivalents, and temporary investments | **(57)** | – |
| Other investments | **77** | – |
| Total net realized and unrealized appreciation | **95,213** | 256,641 |
| Total net investment gain | **$ 156,185** | $ 297,251 |

## 4. Transaction with Parties-In-Interest

Under the terms of the Plan, TWC must contribute only cash for the TWC contributions to the Plan, and purchases of Time Warner common stock must be made on the open market.

## 5. Contingencies

As of June 20, 2006, three putative class action lawsuits have been filed alleging violations of ERISA in the U.S. District Court for the Southern District of New York on behalf of current and former participants in the Time Warner Savings Plan, the Time Warner Thrift Plan and/or the Plan (the "Plans"). Collectively, these lawsuits name as defendants Time Warner, certain current and former directors and officers of Time Warner and members of the

## 5. Contingencies (continued)

Administrative Committees of the Plans. One of these cases also names TWE as a defendant. The lawsuits allege that Time Warner and other defendants breached certain fiduciary duties to plan participants by, *inter alia*, continuing to offer Time Warner stock as an investment under the Plans, and by failing to disclose, among other things, that Time Warner was experiencing declining advertising revenues and that Time Warner was inappropriately inflating advertising revenues through various transactions. The complaints seek unspecified damages and unspecified equitable relief. The ERISA actions have been consolidated with other Time Warner-related shareholder lawsuits and derivative actions under the caption *In re AOL Time Warner Inc. Securities and "ERISA" Litigation* in the Southern District of New York. On July 3, 2003, plaintiffs filed a consolidated amended complaint naming additional defendants, including TWE, certain current and former officers, directors and employees of Time Warner and Fidelity. On September 12, 2003, Time Warner filed a motion to dismiss the consolidated ERISA complaint. On March 9, 2005, the Court granted in part, and denied in part, Time Warner's motion to dismiss. The Court dismissed two individual defendants and TWE for all purposes, dismissed other individuals with respect to claims plaintiffs had asserted involving the Plan, and dismissed all individuals who were named in a claim asserting that their stock sales had constituted a breach of fiduciary duty to the Plans. Time Warner filed an answer to the consolidated ERISA complaint on May 20, 2005. On January 17, 2006, plaintiffs filed a motion for class certification. On the same day, defendants filed a motion for summary judgment on the basis that plaintiffs cannot establish loss causation for any of their claims and therefore have no recoverable damages, as well as a motion for judgment on the pleadings on the basis that plaintiffs do not have standing to bring their claims. The parties have reached an agreement to resolve this matter, and have submitted their settlement agreement and associated documentation to the court for approval. A preliminary approval hearing was held on April 26, 2006 and the court granted preliminary approval of the settlement by order dated May 1, 2006. At this time, there can be no assurance that the settlement will receive final court approval.

## 6. Tax Status of Plan

The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated December 13, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been amended. Once qualified, the Plan is required to operate in conformity

**6. Tax Status of Plan (continued)**

with the Code to maintain its qualification. The Plan's Administrative Committee has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status and related trust's tax exemption.

# Supplemental Schedule

# TWC Savings Plan

## Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2005

| Description of Investment | Current Value |
| --- | --- |
| Loans to participants (interest rates from 4.75% to 11.00%, maturing through December 2015)* | $28,367,476 |

*Indicates party-in-interest to the Plan.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TWC SAVINGS PLAN

Date: June 27, 2006

By: ______________________
Name: Pascal Desroches
Member of the Administrative Committee

83687-1

## EXHIBIT INDEX

**Exhibit 23.1**

## Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-53574, 333-102787, 333-116118 and 333-132070 on Form S-8 of Time Warner Inc. pertaining to the TWC Savings Plan (the "Plan") of our report dated June 20, 2006, with respect to the financial statements and supplemental schedule of the Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.

Ernst + Young LLP

Charlotte, North Carolina
June 22, 2006